EXHIBIT 99

Magna Announces Fourth Quarter and 2018 Results and Raises Quarterly Cash Dividend by 11%

Fourth Quarter 2018 Highlights

  Record fourth quarter sales of $10.1 billion up 5% from the fourth quarter of 2017
  Cash from operations of $1.6 billion
  Returned $585 million to shareholders through share repurchases and dividends
  Raised quarterly cash dividend by 11% to $0.365 per share

Full Year 2018 Highlights

  Record sales of $40.8 billion, up 12% from 2017
  Record diluted earnings per share of $6.61, an increase of 13%
  Record cash from operations of $3.7 billion
  Returned approximately $2.3 billion to shareholders through share repurchases and dividends

AURORA, Ontario, Feb. 22, 2019 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2018.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2018	2017 (2)	2018	2017 (2)
Reported Sales	$10,137	$9,684	$40,827	$36,588

Income from operations before income taxes	$607	$765	$2,951	$2,985
Net income attributable to Magna International Inc.	$456	$559	$2,296	$2,196
Diluted earnings per share	$1.37	$1.54	$6.61	$5.87

Non-GAAP Financial Measures(1) Adjusted EBIT	$730	$813	$3,107	$3,094

Adjusted diluted earnings per share	$1.63	$1.58	$6.71	$5.93

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

(2) 2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standards Codification 606) and recast for our new reportable segments.

“We posted a number of records in 2018 including sales that surpassed $40 billion, earnings and free cash flow generation. We also continued to optimize our product portfolio and to enhance value for shareholders with the announced divestiture of our Fluid Pressure and Controls business, as well as investments in smaller technology-oriented businesses. Looking forward, we are well-positioned to continue to grow with our traditional customers as well as new entrants to the industry.”

- Don Walker, Magna's Chief Executive Officer

THREE MONTHS ENDED DECEMBER 31, 2018

Our fourth quarter results were records for sales and adjusted diluted earnings per share and were substantially in-line with our previously provided Outlook for 2018.  During the quarter, we returned $585 million to shareholders through share repurchases and dividends.

On a consolidated basis, we posted sales of $10.1 billion for the fourth quarter of 2018, an increase of 5% over the fourth quarter of 2017.  This strong growth was achieved in a period in which global light vehicle production declined by 4% led by a 14% decline in China and a 1% decline in Europe partly offset by an increase of 1% in North America.  Excluding the impact of foreign currency translation and net acquisitions, sales increased by 7% on a consolidated basis, and by segment: 3% in Power & Vision, 15% in Seating, 43% in Complete Vehicles, and a 1% decline in Body Exteriors & Structures.

Adjusted EBIT of $730 million in the fourth quarter of 2018 decreased by 10% from the fourth quarter of 2017, and adjusted EBIT as a percentage of sales declined to 7.2% compared to 8.4% in the fourth quarter of 2017. The margin decline reflects:

  lower margins  in our Power & Vision segment, mainly associated with increased spending for electrification and autonomy, higher launch costs, a decline in equity income largely due to lower earnings at Getrag's joint-ventures in China, and higher warranty expense;
  an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a significantly lower margin than our consolidated average; and
  lower margins in our Seating segment, mainly associated with pre-operating costs incurred at new facilities.

These factors were partially offset by higher margins in our Body Exteriors & Structures segment, largely related to improved profitability at certain underperforming operations.

Income from operations before income taxes of $607 million decreased $158 million in the fourth quarter of 2018 compared to the fourth quarter of 2017.  The decrease reflects lower Adjusted EBIT, higher interest expense, and higher other expense, net, each as compared to the fourth quarter of 2017.

Net income attributable to Magna International Inc. decreased $103 million in the fourth quarter of 2018 compared to the fourth quarter of 2017 primarily as a result of lower income from operations before income taxes, partially offset by a lower income tax rate.

Diluted earnings per share decreased by 11% to $1.37 in the fourth quarter of 2018, reflecting lower net income attributable to Magna International Inc. partly offset by the favourable impact of a reduced share count.  Adjusted diluted earnings per share increased 3% to $1.63 compared to $1.58 for the fourth quarter of 2018.

In the fourth quarter of 2018, we generated cash from operations before changes in operating assets and liabilities of $1.0 billion and $597 million in operating assets and liabilities. Investment activities for the fourth quarter of 2018 included $647 million in fixed asset additions, a $150 million increase in investments, other assets and intangible assets and $152 million in an acquisition.

YEAR ENDED DECEMBER 31, 2018

We posted record sales of $40.8 billion for the year ended December 31, 2018, an increase of 12% from the year ended December 31, 2017.

Income from operations before income taxes was $2.95 billion, a decrease of $34 million from 2017.

Net income attributable to Magna International Inc. was $2.30 billion and diluted earnings per share were $6.61, increases of $100 million and $0.74, respectively, each compared to 2017.

Adjusted EBIT increased to $3.11 billion in 2018, compared to $3.10 billion for 2017.

Our adjusted diluted earnings per share increased 13% to $6.71 for 2018 compared to $5.93 for 2017.

During 2018, we generated cash from operations before changes in operating assets and liabilities of $3.87 billion, and invested $153 million in operating assets and liabilities. Investment activities for 2018 included $1.65 billion in fixed asset additions, $481 million increase in investments, other assets and intangible assets and $148 million in acquisitions. We also invested $220 million in Lyft, Inc.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months and year ended December 31, 2018, Magna repurchased 9.9 million shares for $479 million and 32.6 million shares for $1.83 billion, respectively.  In addition, we paid dividends of $106 million and $448 million for the three months and year ended December 31, 2018, respectively.

Our Board of Directors declared a quarterly dividend of $0.365 with respect to our outstanding Common Shares for the quarter ended December 31, 2018. This dividend is payable on March 22, 2019 to shareholders of record on March 8, 2019.

“Our financial strategy remains focused on maintaining a strong balance sheet, reinvesting in the business, and returning capital to shareholders. In 2018, we returned $2.3 billion to our shareholders between share buybacks and dividends while simultaneously investing $1.7 billion in fixed assets. Our 11% dividend increase, the tenth consecutive annual increase, reflects the confidence that both management and our Board have in Magna's future.”

- Vince Galifi, Magna’s Chief Financial Officer

2019 OUTLOOK

Our 2019 outlook remains unchanged from the outlook provided in our January 15, 2019 press release. For further details, refer to the "2019 Outlook" section later in this press release.

REVIEW OF SELECT FOURTH QUARTER 2018 FINANCIAL INFORMATION

Other Expense, net

We recorded other expense, net of $97 million ($92 million after tax) for the three months ended December 31, 2018 compared to $28 million ($35 million after tax) for the three months ended December 31, 2017. These items had an unfavourable impact of $0.28 and $0.10 on diluted earnings per common share for the three months ended December 31, 2018 and 2017, respectively. For further details, refer to the "Other Expense, net" section later in this press release.

Income Taxes

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the "US Tax Reform"), which reduced the U.S. federal corporate tax rate from 35% to 21% beginning in 2018, required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and created new taxes on certain foreign-sourced earnings. At December 31, 2017, we made a reasonable estimate of its effects on our deferred tax balances and the one-time transition tax, recognizing a provisional $23 million net reduction in income tax expense in 2017. At December 31, 2018, we have completed our analysis of the impact of the US Tax Reform and recorded a net increase in income tax expense of $11 million in 2018.

During 2018 we released a portion of our valuation allowance against our deferred tax assets in India. The valuation allowance was required due to historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past few years, some of our operations in India have delivered sustained profits which, together with forecasted profits have allowed us to release the valuation allowance set up against the India deferred tax assets.  The effect of the valuation allowance release is a reduction of income tax expense of $17 million ("Adjustments to Valuation Allowance").

US Tax Reform and the Adjustments to Valuation Allowance together result in a net favourable impact of $0.02 and $0.06 on the diluted earnings per share for the three months ended December, 31, 2018 and 2017, respectively.

Segment Analysis

Body Exteriors & Structures

	For the three months
	ended December 31,
	2018	2017	Change

Sales	$4,177	$4,333	$(156)	- 4%

Adjusted EBIT	$351	$354	$(3)	- 1%

Adjusted EBIT as a percentage of sales (i)	8.4%	8.2%		+ 0.2%

(i)   Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

Sales for Body Exteriors & Structures decreased 4% or $156 million to $4.18 billion for 2018 compared to $4.33 billion for 2017. The decrease in sales was primarily due to lower production volumes on certain existing programs and a $108 million decrease due to the weakening of the Canadian dollar, euro and Russian ruble, each against the U.S. dollar, partially offset by the launch of new programs during or subsequent to the fourth quarter of 2017, including the Ram 1500 Pickup, GMC Sierra & Chevrolet Silverado, BMW X3 and the Mercedes-Benz G-Class.

Adjusted EBIT for Body Exteriors & Structures decreased $3 million to $351 million for the fourth quarter of 2018 compared to $354 million for the fourth quarter of 2017. Excluding the $8 million unfavourable impact due to the weakening of the Canadian dollar, Russian ruble and euro, each against the U.S. dollar, Adjusted EBIT increased $5 million.

Adjusted EBIT as a percentage of sales increased 0.2% to 8.4% for the fourth quarter of 2018 compared to 8.2% for the fourth quarter of 2017.

The increase in Adjusted EBIT, excluding the impact of foreign currency translation, and Adjusted EBIT as a percentage of sales was primarily due to productivity and efficiency improvements at certain underperforming facilities and lower pre-operating costs incurred at new facilities, partially offset by inefficiencies at a plant we are closing and higher launch costs.

Power & Vision
	For the three months
	ended December 31,
	2018	2017	Change

Sales	$2,987	$2,944	$43	+ 1%

Adjusted EBIT	$253	$322	$(69)	- 21%

Adjusted EBIT as a percentage of sales	8.5%	10.9%		- 2.4%

Sales for Power & Vision increased 1% or $43 million to $2.99 billion for the fourth quarter of 2018 compared to $2.94 billion for the fourth quarter of 2017. The increase in sales was primarily due to the launch of new programs during or subsequent to the fourth quarter of 2017, including the GMC Sierra and Chevy Silverado, Porsche Cayenne, BMW X3, Volvo XC60 and acquisitions, net of divestitures during or subsequent to the fourth quarter of 2017, which positively impacted sales by $38 million partially offset by a $76 million unfavourable impact due to the weakening of foreign currencies, including the euro, Canadian dollar and Chinese renminbi each against the U.S. dollar and lower production volumes on certain existing programs.

Adjusted EBIT for Power & Vision decreased $69 million to $253 million for the fourth quarter of 2018 compared to $322 million for the fourth quarter of 2017. The decrease was primarily due to higher spending associated with electrification and autonomy, higher launch costs, lower equity income and higher warranty costs partially offset by lower depreciation on assets classified as held for sale which, as of September 2018, are no longer being amortized and earnings on higher sales.

Adjusted EBIT as a percentage of sales decreased 2.4% to 8.5% for the fourth quarter of 2018 compared to 10.9% for the fourth quarter of 2017.  The decrease was primarily due to higher spending associated with electrification and autonomy, higher launch costs, lower equity income and higher warranty costs partially offset by lower depreciation on assets classified as held for sale which, as of September 2018, are no longer being amortized.

Seating Systems
	For the three months
	ended December 31,
	2018	2017	Change

Sales	$1,435	$1,305	$130	+ 10%

Adjusted EBIT	$110	$106	$4	+ 4%

Adjusted EBIT as a percentage of sales	7.7%	8.1%		- 0.4%

Sales for Seating Systems increased 10% or $130 million to $1.44 billion for the fourth quarter of 2018 compared to $1.31 billion for the fourth quarter of 2017. This increase was primarily due to the launch of new programs during or subsequent to the fourth quarter of 2017, including the BMW X5, Lynk & Co. 01 and 02 and the Skoda Kodiaq and higher production volumes on certain existing programs, partially offset by a $59 million unfavourable impact due to the weakening of foreign currencies, including the Turkish lira, Canadian dollar, euro and Brazilian real, each against the U.S. dollar.

Adjusted EBIT for Seating Systems increased $4 million to $110 million for the fourth quarter of 2018 compared to $106 million for the fourth quarter of 2017.  The increase was primarily due to a favourable pricing resolution, lower launch costs and a Brazilian tax recovery partially offset by higher pre-operating costs incurred at new facilities and a $5 million unfavourable impact due to the weakening of foreign currencies, including the Turkish lira, Canadian dollar and Brazilian real, each against the U.S. dollar.

Adjusted EBIT as a percentage of sales decreased 0.4% to 7.7% for the fourth quarter of 2018 compared to 8.1% for the fourth quarter of 2017.  The decrease was primarily due to higher pre-operating costs incurred at new facilities partially offset by a favourable pricing resolution, lower launch costs and a Brazilian tax recovery.

Complete Vehicles
	For the three months
	ended December 31,
	2018	2017	Change

Complete Vehicle Assembly Volumes (thousands of units)	36.6	27.2	9.4	+ 35%

Sales	$1,687	$1,213	$474	+ 39%

Adjusted EBIT	$24	$28	$(4)	- 14%

Adjusted EBIT as a percentage of sales	1.4%	2.3%		- 0.9%

Sales for Complete Vehicles increased 39% or $474 million to $1.69 billion for the fourth quarter of 2018 compared to $1.21 billion for the fourth quarter of 2017 and assembly volumes increased 35% or 9.4 thousand units. This increase was primarily due to the launch of the Jaguar I-Pace which started production during the first quarter of 2018, higher volumes on the Jaguar E-Pace which started production during the third quarter of 2017, and higher volumes on the Mercedes G-Class which launched in the second quarter of 2018 partially offset by lower volumes on the BMW 5-Series and a $54 million decrease due to the weakening of the euro against the U.S. dollar.

Adjusted EBIT for Complete Vehicles decreased $4 million to $24 million and Adjusted EBIT as a percentage of sales declined to 1.4%, in both cases for the fourth quarter of 2018 compared to the fourth quarter of 2017. The decrease in Adjusted EBIT and Adjusted EBIT as a percentage of sales were primarily due to a favourable customer pricing resolution in 2017 and reduced earnings on lower sales of the BMW 5-Series partially offset by earnings on higher sales of the Jaguar I-Pace and E-Pace.

2019 OUTLOOK (3)

Light Vehicle Production (Units) North America Europe	17.0 million 22.3 million

Segment Sales Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles	$16.8 - $17.6 billion $11.2 - $11.8 billion $5.8 - $6.2 billion $6.9 - $7.3 billion
Total Sales	$40.2 - $42.4 billion

EBIT Margin(4)	7.3% - 7.6%

Equity Income (included in EBIT)	$195 - $240 million

Interest Expense	Approximately $100 million

Tax Rate	Approximately 24%

Net income attributable to Magna	$2.1 - $2.3 billion

Capital Spending	Approximately $1.7 billion

(3) Unchanged from 2019 outlook provided in our January 15, 2019 press release
(4) Earnings Before Interest and Taxes ("EBIT") is defined as Net Income attributable to Magna before income attributable to non-controlling interests, income taxes, and interest expense, net. EBIT Margin is the ratio of EBIT to Total Sales.

In this outlook we have assumed no material unannounced acquisitions or divestitures or other significant transactions. The outlook reflects the divestiture of our Fluid Pressure & Controls business, which is expected to occur at the end of the first quarter of 2019. However, the outlook above does not include any estimated gain or loss on the sale. In addition, we have assumed:

  2019 light vehicle production volumes (as set out above);
  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency were:
    1 Canadian dollar equals U.S. dollars 0.76
    1 euro equals U.S. dollars 1.13

These foreign exchange rates are unchanged from our previous 2019 outlook dated January 15, 2019.

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[U.S. dollars in millions, except per share figures]

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017 (2)	2018	2017 (2)

Sales	$10,137	$9,684	$40,827	$36,588

Costs and expenses
Cost of goods sold	8,714	8,205	35,055	30,895
Depreciation and amortization	318	316	1,278	1,184
Selling, general and administrative	431	437	1,664	1,668
Interest expense, net	26	20	93	70
Equity income	(56)	(87)	(277)	(253)
Other expense, net	97	28	63	39
Income from operations before income taxes	607	765	2,951	2,985
Income taxes	140	190	619	741
Net income	467	575	2,332	2,244
Income attributable to non-controlling interests	(11)	(16)	(36)	(48)
Net income attributable to Magna International Inc.	$456	$559	$2,296	$2,196

Earnings per Common Share:
Basic	$1.37	$1.55	$6.65	$5.91
Diluted	$1.37	$1.54	$6.61	$5.87

Cash dividends paid per Common Share	$0.33	$0.275	$1.32	$1.10

Weighted average number of Common Shares outstanding during the period [in millions]:
Basic	331.9	359.6	345.4	371.8
Diluted	333.2	362.3	347.5	373.9

(2) 2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standards Codification 606) and recast for our new reportable segments.

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[Unaudited]
[U.S. dollars in millions]

	As at	As at
	December 31,	December 31,
	2018	2017 (2)

ASSETS
Current assets
Cash and cash equivalents	$684	$726
Accounts receivable	6,548	6,695
Inventories	3,403	3,542
Prepaid expenses and other	193	237
Income taxes receivable	57	—
Assets held for sale	949	—
	11,834	11,200

Investments	2,189	2,079
Fixed assets, net	8,095	8,176
Intangible assets, net	560	650
Goodwill	1,979	2,099
Deferred tax assets	300	238
Other assets	988	1,026
	$25,945	$25,468

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	$1,098	$259
Accounts payable	6,094	6,283
Accrued salaries and wages	769	836
Other accrued liabilities	1,734	1,739
Income taxes payable	—	18
Long‑term debt due within one year	201	108
Liabilities held for sale	408	—
	10,304	9,243

Long‑term debt	3,084	3,195
Long-term employee benefit liabilities	597	670
Other long‑term liabilities	400	326
Deferred tax liabilities	401	322
	14,786	13,756

Shareholders' equity
Capital stock
Common Shares
[issued:327,339,095; December 31, 2017 – 358,063,217]	3,380	3,617
Contributed surplus	120	119
Retained earnings	8,376	8,074
Accumulated other comprehensive loss	(1,175)	(600)
	10,701	11,210

Non-controlling interests	458	502
	11,159	11,712
	$25,945	$25,468

(2) 2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standards Codification 606) and recast for our new reportable segments.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]
[U.S. dollars in millions]

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017 (2)	2018	2017 (2)

Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$467	$575	$2,332	$2,244
Items not involving current cash flows	534	316	1,539	1,315
	1,001	891	3,871	3,559
Changes in operating assets and liabilities	597	558	(153)	(213)
Cash provided from operating activities	1,598	1,449	3,718	3,346

INVESTMENT ACTIVITIES
Fixed asset additions	(647)	(751)	(1,650)	(1,875)
Increase in Lyft, Inc.	—	—	(220)	—
Increase in investments, other assets and intangible assets	(150)	(267)	(481)	(651)
Proceeds from disposition	70	105	223	332
Proceeds on disposal of facilities	—	49	—	49
Acquisitions	(152)	—	(148)	—
Cash used for investing activities	(879)	(864)	(2,276)	(2,145)

FINANCING ACTIVITIES
Issues of debt	23	8	172	752
(Decrease) increase in short-term borrowings	(177)	(196)	866	(530)
Repayments of debt	(130)	(9)	(171)	(110)
Common Shares issued on exercise of stock options	3	24	50	44
Shares repurchased for tax withholdings on vesting of equity awards	(10)	(11)	(16)	(11)
Repurchase of Common Shares	(479)	(366)	(1,831)	(1,271)
Contributions to subsidiaries by non-controlling interests	—	—	4	10
Dividends paid to non-controlling interests	(39)	(5)	(69)	(38)
Dividends paid	(106)	(95)	(448)	(400)
Cash used for financing activities	(915)	(650)	(1,443)	(1,554)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents	(5)	9	(36)	24

Net decrease in cash, cash equivalents and Restricted cash equivalents during the period	(201)	(56)	(37)	(329)
Cash, cash equivalents and restricted cash equivalents, beginning of period	1,003	895	839	1,168
Cash, cash equivalents and restricted cash equivalents, end of period	$802	$839	$802	$839

(2) 2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standards Codification 606) and recast for our new reportable segments.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Other Expense, net

During the three months and year ended December 31, 2018 and 2017, we recorded other expense, net items as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017

Impairment of investment (1)	$60	$17	$60	$17
Restructuring (2)	23	18	45	29
Impairment of long-lived assets (3)	14	64	14	64
Unrealized gain on investment revaluation (4)	—	—	(56)	—
Gain on formation of a new venture (5)	—	(45)	—	(45)
Gain on sale of investment (6)	—	(26)	—	(26)
Other expense, net	$97	$28	$63	$39

(1) During the fourth quarter of 2018, we recorded an impairment charge of $60 million ($59 million after tax) on our equity-accounted investment in Getrag Ford Transmission GmbH in Power & Vision. The impairment reflects the expected further industry volume decline in manual transmissions, which make up substantially all of the volume production in the joint venture.

In the fourth quarter of 2017, we recorded an impairment charge of $17 million ($17 million after tax) on one of our equity-accounted investments in Power & Vision.

(2) For the year ended December 31, 2018, we recorded net restructuring charges of $45 million ($43 million after tax), including $25 million ($23 million after tax) related to certain Body Exteriors & Structures facilities and $20 million ($20 million after tax) related to certain Power & Vision facilities. For the three months ended December 31, 2018, $20 million ($18 million after tax) of net restructuring charges relate to certain Body Exteriors & Structures facilities and $3 million ($3 million after tax) relate to certain Power & Vision facilities.

For the year ended December 31, 2017, we recorded net restructuring charges of $29 million ($25 million after tax), including $15 million ($11 million after tax) related to a certain Body Exteriors & Structures facility and $14 million ($14 million after tax) related to certain Power & Vision facilities. For the three months ended December 31, 2017, $15 million ($11 million after tax) of net restructuring charges relate to a certain Body Exteriors & Structures facility and $3 million ($3 million after tax) relate to certain Power & Vision facilities.

(3) During the fourth quarter of 2018, we recorded fixed asset impairment charges of $14 million ($12 million after tax) related to a certain Body Exteriors & Structures facility.

In the fourth quarter of 2017, we recorded fixed asset impairment charges of $64 million ($64 million after tax) related to two Body Exteriors & Structures facilities.

(4) During 2018, we recorded an unrealized gain of $56 million ($53 million after tax) on the revaluation of our private equity investments.

(5) We formed a new venture in China with Hubei Aviation Precision Machinery Co. Ltd. during the fourth quarter of 2017. The transaction resulted in a gain of $45 million ($34 million after tax).

(6) We sold an investment during the fourth quarter of 2017 for proceeds of $33 million. A gain of $26 million ($26 million after tax) was recognized on the sale of the investment, which was accounted for under the cost method.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Segmented Information

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, vision, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

Previously, the Company organized its businesses into four reportable operating segments: North America, Europe, Asia and Rest of World. In December 2017, the Company announced a realignment of its management structure along product lines.   As a result, beginning with the first quarter of 2018, the Company changed its segments to align with the way its business is now managed.

The Company is now organized under four operating segments which have been determined on the basis of technological opportunities, product similarities, and market and operating factors.  These operating segments are also the Company's reportable segments:

  Body Exteriors & Structures includes our body and chassis business, exteriors, roof systems, sealing systems and fuel systems operations;

  Power & Vision includes our powertrain, electronics, mirrors, lighting and mechatronics operations;

  Seating Systems is comprised of our complete seat assembly facilities and our foam, trim, structures and mechanisms operations; and

  Complete Vehicles is comprised of our contract manufacturing operations as well as our complete vehicle engineering centers.

The results of each segment are regularly reviewed by the Company's chief operating decision maker to assess the performance of the segment and make decisions regarding the allocation of resources. The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income from operations and adding back income taxes, interest expense, net, and other expense, net.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Segmented Information (Continued) (2)

The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income before income taxes:

	Three months ended December 31, 2018
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$4,177	$4,095	$351	$176	$(3)	$280
Power & Vision	2,987	2,931	253	102	(58)	293
Seating Systems	1,435	1,433	110	15	4	35
Complete Vehicles	1,687	1,677	24	19	—	37
Corporate & Other [i]	(149)	1	(8)	6	1	2
Total Reportable Segments	$10,137	$10,137	$730	$318	$(56)	$647

	Three months ended December 31, 2017
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$4,333	$4,307	$354	$165	$(3)	$366
Power & Vision	2,944	2,871	322	116	(86)	222
Seating Systems	1,305	1,304	106	15	1	35
Complete Vehicles	1,213	1,200	28	13	—	119
Corporate & Other [i]	(111)	2	3	7	1	9
Total Reportable Segments	$9,684	$9,684	$813	$316	$(87)	$751

	Year ended December 31, 2018
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$17,527	$17,220	$1,398	$697	$(12)	$730
Power & Vision	12,321	12,086	1,168	434	(261)	655
Seating Systems	5,548	5,546	425	57	(3)	78
Complete Vehicles	6,018	5,968	68	65	—	170
Corporate & Other [i]	(587)	7	48	25	(1)	17
Total Reportable Segments	$40,827	$40,827	$3,107	$1,278	$(277)	$1,650

	Year ended December 31, 2017
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$16,613	$16,501	$1,346	$633	$(10)	$930
Power & Vision	11,629	11,344	1,183	415	(245)	568
Seating Systems	5,224	5,222	434	61	2	76
Complete Vehicles	3,547	3,513	66	46	—	236
Corporate & Other [i]	(425)	8	65	29	—	65
Total Reportable Segments	$36,588	$36,588	$3,094	$1,184	$(253)	$1,875

[i] Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii] For a definition and reconciliation of Adjusted EBIT, refer to our Non-GAAP financial measures reconciliation included in the "Supplemental Data" section of this Press Release.

(2) 2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standards Codification 606) and recast for our new reportable segments.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

The following table shows Goodwill for the Company's reporting segments:

	December 31,	December 31,
	2018	2017 (2)
Body Exteriors & Structures	$459	$463
Power & Vision [i]	1,260	1,365
Seating Systems	147	153
Complete Vehicles	113	118
Total Reportable Segments	$1,979	$2,099

[i] $157 million was reclassed to assets held for sale

The following table shows Net Assets for the Company's reporting segments:
	December 31,	December 31,
	2018	2017 (2)

Body Exteriors & Structures	$6,946	$7,243
Power & Vision [i]	6,675	6,475
Seating Systems	804	804
Complete Vehicles	605	394
Corporate & Other	798	658
Total Reportable Segments	$15,828	$15,574

[i] Includes $541 million of net assets held for sale

The following table reconciles Total Assets to Net Assets:

	December 31,	December 31,
	2018	2017 (2)

Total Assets	$25,945	$25,468
Deduct assets not included in segment net assets:
Cash and cash equivalents	(684)	(726)
Deferred tax assets	(300)	(238)
Long-term receivables from joint venture partners	(71)	(72)
Income taxes receivable	(57)	—
Deduct liabilities included in segment net assets:
Accounts payable	(6,094)	(6,283)
Accrued salaries and wages	(769)	(836)
Other accrued liabilities	(1,734)	(1,739)
Liabilities held for sale	(408)	—
Segment Net Assets	$15,828	$15,574

(2) 2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standards Codification 606) and recast for our new reportable segments.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Non-GAAP Financial Measures

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below. We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company's financial position and results of operations. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share, are useful measures in assessing the Company's financial performance by excluding certain items that are not indicative of the Company's core operating performance. Management also believes that these measures are useful to both management and investors in their analysis of the Company's results of operations, as they provide improved comparability between fiscal periods. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company's related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017 (2)	2018	2017 (2)
Net income	$467	$575	$2,332	$2,244
Add:
Interest expense, net	26	20	93	70
Other expense, net	97	28	63	39
Income taxes	140	190	619	741
Adjusted EBIT	$730	$813	$3,107	$3,094

The following table reconciles Net income attributable to Magna International Inc. to Adjusted Diluted earnings per share:

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017 (2)	2018	2017 (2)

Net income attributable to Magna International Inc.	$456	$559	$2,296	$2,196
Add:
Other expense, net	97	28	63	39
Tax effect on Other expense, net	(5)	7	(2)	7
Adjustments to Valuation Allowance	(17)	—	(17)	—
US Tax Reform	11	(23)	11	(23)
Reassessment of deferred tax balances	—	—	(21)	—
Adjusted net income attributable to Magna International Inc.	$542	$571	$2,330	$2,219
Diluted weighted average number of Common Shares outstanding during the period (millions):	333.2	362.3	347.5	373.9
Adjusted diluted earnings per share	$1.63	$1.58	$6.71	$5.93

(2) 2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standards Codification 606) and recast for our new reportable segments.

This press release together with our Management's Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year ended December 31, 2018 results on Friday, February 22, 2019 at 7:00 a.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-800-616-4707. International callers should use 1-303-223-4369. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS
Quarterly earnings, record quarter, financial results, sales growth

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Director of Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (5)

We have more than 174,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world's largest automotive suppliers with 348 manufacturing operations and 91 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

(5) Manufacturing operations, product development, engineering and sales centres and employee figures generally include equity-accounted operations.

FORWARD-LOOKING STATEMENTS
We disclose "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") to provide information about management's current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, statements related to:

  Growth prospects with our traditional customers and new industry entrants;
  Magna's forecasts of light vehicle production in North America and Europe;
  Expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments;
  Consolidated EBIT margin for 2019;

  Consolidated equity income;
  Net interest expense;
  Effective income tax rate;
  Net income;
  Fixed asset expenditures; and
  Future returns of capital to our shareholders, including through dividends or share repurchases.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

  economic cyclicality;
  regional volume declines;
  intense competition;
  potential restrictions on free trade;
  escalation of international trade disputes, including new, continued or higher tariffs on commodities and/or automobiles;

  Customer and Supplier Related Risks

  concentration of sales with six customers;
  shifts in market shares among vehicles or vehicle segments;
  shifts in "take rates" for products we sell;
  potential loss of any material purchase orders;
  deterioration in the financial condition of our supply base;

Manufacturing Operational Risks

  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  supply disruptions;
  climate change risks;
  attraction/retention of skilled labour;

IT Security Risk

  IT/Security breaches;

Pricing Risks

  pricing risks between time of quote and start of production;
  price concessions above contractual long-term agreement percentages;
  commodity cost increases;
  declines in scrap steel prices;
Warranty / Recall Risks

  costs to repair or replace defective products;
  warranty costs that exceed warranty provisions;
  costs related to significant recalls;

Acquisition Risks

  an increase in our risk profile as a result of completed acquisitions;
  acquisition integration risks;

Other Business Risks

  risks related to conducting business through joint ventures;
  our ability to consistently develop innovative products or processes;
  changing risk profile as a result of investment in strategic product areas such as powertrain and electronics;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

  antitrust and compliance risks;
  legal claims and/or regulatory actions against us; and
  changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.